Exhibit 99.1

ReneSola Announces Third Quarter 2015 Results

Shanghai, China, November 17, 2015 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy efficient technology products, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

	Q3 2015	Q/Q Change	Y/Y Change
Revenue	$368.2	+37.2%	-1.1%
Gross Profit	$59.3	+33.6%	+3.9%
Operating Income	$11.4	+8.9%	+34.0%
Net Income	$8.6	N/A	N/A

•	Sold 35.0 MW of projects, project pipeline at 515 MW
•	Sequential revenue growth broad-based, with growth across all product lines
•	Stable gross margin as mix shifts to project sales from equipment
•	Operating expense control drives strong operating profit growth
•	Net income attributable to holders of ordinary shares swings to profit
•	Balance sheet improves during quarter with cash up, working capital and debt down

“Our strategic shift to project development, which we initiated approximately two years ago, is already starting to show results,” said Mr. Xianshou Li, ReneSola’s Chief Executive Officer. “Revenue surged sequentially as we monetized our projects in the UK and Japan, resulting in higher gross profit, operating income and earnings per ADS.”

Li continued, “We are making an intense effort to build a portfolio of high-quality projects in attractive jurisdictions. Our early success in the UK is indicative of what we can achieve around the world. We are focused on developing projects especially distributed generation projects in Europe, North America and Japan, that should yield attractive returns in the coming year.”

Third Quarter 2015 Financial Results

Revenue of $368.2 million was up 37.2% q/q and down 1.1% y/y. Revenue performance was broad-based, with sequential increases across all of the Company’s product lines.

Gross profit of $59.3 million was up 33.6% q/q and 3.9% y/y. Gross margin expanded to 16.1% when compared to the third quarter of 2014, but was down slightly sequentially.

Operating expenses of $47.9 million were 13.0% of revenue, slightly down from 13.1% in Q3 of 2014, but up from 12.6% in Q2 of 2015.

Operating income was $11.4 million, an increase of 8.9% q/q and 34.0% y/y.

Non-operating expenses of $2.6 million include net interest expense of $10.4 million, offset by foreign exchange gains of $5.7 million and gains on the repurchase of convertible bonds of $1.9 million.

Net income was $8.6 million, which compares to a net loss of $2.3 million in Q2 of 2015 and a net loss of $11.7 million in the prior-year period. Earnings per ADS were $0.08.

Balance Sheet, Liquidity and Capital Resources

The Company achieved meaningful progress in its effort to strengthen its balance sheet. Cash and equivalents, including restricted cash, increased during this quarter to $233 million, while total debt declined to $750 million. During the third quarter, the Company generated positive operating cash flow of $60.5million, which compares to $11.6 million of operating cash outflow in the prior quarter. The Company successfully accelerated inventory turnover days and held days-sales-outstanding of receivables flat at approximately 30 days. The cash generated enabled the Company to reduce accounts payable and debt. During the quarter the company repurchased $36.0 million notional amount of its convertible notes due on March 15, 2018 with a put option on March 15, 2016. The Company has approximately $26.1 million in convertible bonds outstanding.

Third Quarter 2015 Operating Highlights

Since disclosing its strategic shift to project development at the start of the year, the Company has focused its efforts on developing, operating and selling high-quality solar power projects. Activity is centered on building a pipeline of distributed generation and utility-scale projects in attractive geographies worldwide. In the third quarter the Company continued to execute on the monetization phase of the development cycle.

Project Sales

The Company recognized revenue of $64.6 million from the sale of solar power projects. The revenue was comprised of new sales in the quarter of two projects representing 35.0 MW of generating capacity. The sales generated gross margins above the Company average. Subsequent to the end of the quarter, the Company also announced the sale of another 16.5 MW utility scale project in the UK. In addition, the company expects to sell another project of 0.9MW in Japan in Q4 2015.

Project Sales	Location	Size (MW)
Port Farms	UK	34.7
Kyoto Projects	Kyoto Japan	0.3

Operating Assets

The Company owns and operates certain projects it has developed. Projects are kept as operating assets when the Company determines that the project can generate attractive rates of return in stable jurisdictions with positive long-term outlooks. The Company considers its operating projects to be economically attractive, because they produce a steady stream of high margin recurring revenue. The company now owns and operates four solar power-producing projects.

IPP Assets	Location	Size (MW)
Nove Eco	Bulgaria	5.0
MG Solar	Bulgaria	4.7
Lucas EST	Romania	9.4
Ecosfer Energy	Romania	6.0

Project Pipeline

As of quarter end, the company had 515MW of projects in various stages of development. The geographic distribution of projects is outlined the table below.

Project Location	Size (MW)	Status
USA	88	Development pipeline
UK	158	75MW under construction
Japan	31	29MW under construction
France	1	Development pipeline
Thailand	66	Development pipeline
Poland	139	Development pipeline
Canada	32	Development pipeline
Total	515

During the quarter, the Company announced its United States development strategy, in which it formed a joint venture with Pristine Sun, LLC, and under the terms of the agreement, the Company will hold a majority equity interest in the joint venture. The joint venture, named Baynergy, intends to develop, build and operate over 88 MW of solar projects in the coming year.

Modules and Wafers

The Company continues to fully utilize its capacity and provide high quality products with lower cost to its selective customers by improving conversion efficiency and its supply chain management.

During the third quarter, total solar module shipments were 405.5 MW, representing an increase of 25.9% from Q2 2015. Total wafer shipments were 341.6MW, up 21.3% q/q and 69.4% y/y.

LED

During the third quarter, the Company introduced several high-demand, project-focused LED products. The products enable both distributors and electrical contractors to achieve higher return-on-investment goals. During the quarter, ReneSola’s LED business reached revenue of $3.6 million and delivered gross margin of over 30%.

Outlook

For Q4 2015, the Company expects revenue in the range of $275 to $295million and gross margin in the range of 17% to 18%. The revenue outlook reflects the redirection of OEM module production away from external sales and toward proprietary project development to pursue high profit. Based on the current development status of its pipeline, the Company intends to sell the 16.5 MW in UK which was already announced in October and the project of 0.9 MW in Japan as well.

Conference Call Information

ReneSola's management will host an earnings conference call on November 17, 2015 at 8:30 a.m. U.S. Eastern Standard Time (9:30 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 71677900.

A replay of the conference call may be accessed by phone at the following numbers until November 25, 2015. To access the replay, please again reference the conference passcode 71677900.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

RENESOLA LTD

 Unaudited Consolidated Balance Sheets

 (US dollars in thousands)

	Sep 30,	Jun 30,	Sep 30,
	2015	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	86,489	43,153	40,115
Restricted cash	146,533	141,942	156,620
Accounts receivable, net of allowances for doubtful accounts	128,143	89,826	212,251
Inventories	198,857	277,658	405,696
Advances to suppliers-current	37,889	44,566	18,984
Amounts due from related parties	118	101	1,111
Value added tax recoverable	13,310	24,355	23,170
Prepaid income tax	1,814	1,705	5,245
Prepaid expenses and other current assets	31,284	53,351	33,886
Project assets	23,345	53,651	34,336
Deferred convertible notes issue costs-current	76	302	784
Derivative assets	224	1,577	1,226
Deferred tax assets-current, net	4,504	4,496	1,687
Total current assets	672,586	736,683	935,111

Property, plant and equipment, net	667,377	705,256	788,629
Prepaid land use right, net	38,923	40,151	40,313
Deferred tax assets-non-current, net	15,699	15,886	18,463
Deferred convertible notes issue costs-non-current	-	-	353
Advances for purchases of property, plant and equipment	677	169	2,579
Advances to suppliers-non-current	-	-	5,627
Deferred project costs	20,874	20,874	-
Other long-lived assets	9,747	6,248	4,601
Total assets	1,425,883	1,525,267	1,795,676

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current	26,145	62,190	-
Short-term borrowings	685,311	653,627	692,184
Accounts payable	321,239	405,881	513,932
Advances from customers-current	58,218	32,656	42,549
Amounts due to related parties	2,716	6,392	4,463
Other current liabilities	90,786	113,187	136,570
Income tax payable	128	125	262
Derivative liabilities	-	4,747	265
Warrant liability	263	1,050	6,563
Total current liabilities	1,184,806	1,279,855	1,396,788

Convertible notes payable-non-current	-	-	111,616
Long-term borrowings	39,008	41,117	56,655
Advances from customers-non-current	-	1,191	3,226
Deferred revenue	30,541	26,054	-
Warranty	37,159	36,185	28,842
Deferred subsidies and other	23,904	24,744	51,449
Other long-term liabilities	149	972	494
Total liabilities	1,315,567	1,410,118	1,649,070

Shareholders' equity
Common shares	478,527	478,391	476,766
Additional paid-in capital	7,516	7,248	7,035
Accumulated loss	(441,933)	(450,530)	(422,147)
Accumulated other comprehensive income	66,206	80,040	84,952
Total equity attribute to ReneSola Ltd	110,316	115,149	146,606
Total shareholders' equity	110,316	115,149	146,606
Total liabilities and shareholders' equity	1,425,883	1,525,267	1,795,676

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Sep 30, 2015	Jun 30, 2015	Sep 30, 2014

Net revenues	368,239	268,401	372,457
Cost of revenues	(308,901)	(224,001)	(315,332)
Gross profit	59,338	44,400	57,125
GP%	16.1%	16.5%	15.3%

Operating (expenses) income:
Sales and marketing	(19,861)	(18,126)	(24,740)
General and administrative	(14,825)	(15,518)	(17,511)
Research and development	(9,803)	(11,166)	(13,307)
Other operating income	(3,436)	10,893	6,952
Total operating expenses	(47,925)	(33,917)	(48,606)

Income (loss) from operations	11,413	10,483	8,519

Non-operating (expenses) income:
Interest income	656	743	1,337
Interest expense	(11,047)	(11,177)	(12,215)
Foreign exchange gains (losses)	5,695	6,181	(13,696)
Gains (losses) on derivatives, net	(620)	(8,753)	2,217
Gains on repurchase of convertible bonds	1,891	155	-
Fair value change of warrant liability	788	683	735

Income (loss) before income tax, noncontrolling interests	8,776	(1,685)	(12,360)

Income tax (expense) benefit	(179)	(615)	615
Net income (loss)	8,597	(2,300)	(11,745)

Net income (loss) attributed to holders of ordinary shares	8,597	(2,300)	(11,745)

Earnings per share
Basic	0.04	(0.01)	(0.06)
Diluted	0.04	(0.01)	(0.06)

Earnings per ADS
Basic	0.08	(0.02)	(0.12)
Diluted	0.08	(0.02)	(0.12)

Weighted average number of shares used in computing loss per share
Basic	204,658,446	204,627,464	203,675,441
Diluted	204,658,446	204,627,464	203,675,441

RENESOLA LTD

Unaudited Consolidated Statements of Comprehensive Income (loss)

(US dollar in thousands)

	Three Months ended
	Sep 30, 2015	Jun 30, 2015	Sep 30, 2014
Net income (loss)	8,597	(2,300)	(11,745)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(13,834)	(7,211)	692
Other comprehensive income (loss)	(13,834)	(7,211)	692

Comprehensive income (loss)	(5,237)	(9,511)	(11,053)
Comprehensive income (loss) attributable to ReneSola	(5,237)	(9,511)	(11,053)

RENESOLA LTD
Unaudited Consolidated Statements of Cash Flow
(US dollar in thousands)

	Nine Months Ended
	Sep 30, 2015	Sep 30, 2014

Operating activities:
Net loss	(11,731)	(25,579)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	643	808
Depreciation and amortization	68,866	67,811
Amortization of deferred convertible bond issuances costs and premium	723	588
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	(2,000)	7,186
Loss on derivatives	4,872	1,699
Fair value change of warrant liability	(1,628)	(2,783)
Gain from settlement of certain payables	(6,159)	-
Share-based compensation	4	1,202
Loss on disposal of long-lived assets	267	1,366
Gain on disposal of land use right	-	(579)
Impairment of fixed assets	4,350	-
Gain on disposal of subsidiaries	-	(3,358)
Gain on CB repurchase	(13,693)	-

Changes in assets and liabilities:
Accounts receivable	(19,663)	6,582
Inventories	120,663	(60,777)
Project assets and deferred project cost	17,524	(2,732)
Advances to suppliers	(10,906)	(5,020)
Amounts due from related parties	(4,453)	(5,303)
Value added tax recoverable	16,471	6,132
Prepaid expenses and other current assets	12,149	32,923
Prepaid land use rights, net	978	2,052
Accounts payable	(135,195)	(129,705)
Advances from customers	(22,651)	(59,865)
Income tax payable	(601)	(7,618)
Other current liabilities	(10,753)	13,098
Deferred revenue	30,541	-
Other long-term liabilities	(855)	(6,930)
Other non-current assets	(2,872)	-
Accrued warranty cost	6,241	6,731
Deferred taxes assets	(1,282)	(1,511)
Net cash provided by (used in) operating activities	39,850	(163,582)

Investing activities:
Purchases of property, plant and equipment	(5,283)	(42,707)
Advances for purchases of property, plant and equipment	(2,383)	(3,334)
Cash received from government subsidy	-	12,214
Proceeds from disposal of property, plant and equipment	25	59
Changes in restricted cash	(28,203)	101,312
Net cash paid on settlement of derivatives	(3,426)	(2,635)
Proceeds from disposal of subsidiaries	20	18,673
Net cash provided by (used in) investing activities	(39,250)	83,582

Financing activities:
Proceeds from bank borrowings	747,166	773,379
Repayment of bank borrowings	(701,089)	(751,863)
Proceeds from exercise of stock options	1,761	993
Paid for CB repurchase	(54,377)	-
Net cash provided by (used in) financing activities	(6,539)	22,509

Effect of exchange rate changes	(7,420)	10,833

Net decrease in cash and cash equivalents	(13,359)	(46,658)
Cash and cash equivalents, beginning of year	99,848	86,773
Cash and cash equivalents, end of year	86,489	40,115